BNY MELLON SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Consolidated Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 13801

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BNY Mellon Securities Corporation**

OFFICIAL USE ONLY

_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 Greenwich Street

(No. and Street)

New York	New York	10286
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Q. Fu   (212) 815-5374

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✔] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory J. Pasquale _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

BNY Mellon Securities Corporation _____ , as

of December 31 _____ , 20 20 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public



Commonwealth of Pennsylvania - Notary Seal
Pamela Hughes, Notary Public
Allegheny County
My commission expires August 5, 2024
Commission number 1299995
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNY MELLON SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
BNY Mellon Securities Corporation:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of BNY Mellon Securities Corporation and subsidiary (the Company) as of December 31, 2020, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1994.

New York, New York
February 25, 2021

BNY MELLON SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Consolidated Statement of Financial Condition
December 31, 2020
(In thousands, except share data)

Assets

Cash and cash equivalents - notes 3 & 6	$	144,750
Cash segregated for the exclusive benefit of customers		3,027
Financial instruments owned, at fair value - note 6		714
Receivables:		
Receivables from related investment companies - note 9 (a)		13,158
Receivables from affiliates - note 9 (b)		15,139
Receivables from others		4,126
Fixed assets, at cost, less accumulated depreciation and amortization - notes 4 & 8		1,630
Deferred sales commissions - note 5		344
Deferred income taxes, net - note 10		2,142
Other assets		3,160
Total assets	$	188,190

Liabilities and Stockholder's Equity

Liabilities:		
Income tax reserves - note 10	$	3,244
Due to affiliates - note 9 (b)		13,490
Accounts payable and accrued expenses		31,174
Total liabilities		47,908
Stockholder's equity		
Common stock, no par value, authorized, issued, and outstanding 200 shares		—
Additional paid-in capital		292,922
Accumulated deficit		(152,640)
Total stockholder's equity		140,282
Total liabilities and stockholder's equity	$	188,190

See accompanying notes to consolidated financial statements.

BNY MELLON SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2020
(In thousands)

(1) Nature of Business and Summary of Significant Accounting Policies

(a) *Organization*

BNY Mellon Securities Corporation (Company), a registered broker-dealer and a registered investment adviser, is a wholly owned subsidiary of BNY Mellon Investment Adviser Inc. (Corporation), which is an indirect wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon). The Company provides various investment product related services and advisory services as follows:

Distribution and sales of mutual funds sponsored/administered by the Corporation and by BNY Mellon Investment Management, a division of BNY Mellon;

Distribution and sales of variable annuity products issued through insurance carriers;

Sales and marketing of various wrap fee and institutional separate account products for high net worth individuals, corporate pension plans, public employee trust funds, endowments and foundations; and

Sales of private placements including hedge funds.

Introducing brokerage services are cleared through an affiliate, Pershing LLC, on a fully disclosed basis.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, BNYM Asset Management Operations LLC (BNYM AM OPS). All significant intercompany accounts and transactions have been eliminated in consolidation. BNYM AM OPS entered into an asset transfer and contribution agreement, effective January 1, 2020, with BNY Mellon Investment Management Services LLC, an affiliate under common control of BNY Mellon, whereby BNYM AM OPS transferred certain assets totaling $3,907 to the Company, which were subsequently transferred to the Corporation. BNYM AM OPS made a $7,600 liquidating cash dividend to the Company in November 2020 and was subsequently dissolved. In connection with this dissolution, the Company paid a $7,600 cash dividend to the Corporation.

(b) *Preparation of Financial Statements*

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) *Fair Value Measurement*

Fair value is defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements*, as the price that would be received to sell an asset

BNY MELLON SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2020
(In thousands)

or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy of inputs for measuring value:

Level 1 inputs   Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.

Level 2 inputs   Quoted prices in inactive markets for identical instruments, quoted prices in active markets for similar instruments, other observable inputs (interest rates and yield curves) or other inputs derived from/corroborated by observable market data.

Level 3 inputs   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company assigns assets and liabilities that are carried at fair value on a recurring basis to the level when they are acquired or incurred. Subsequent appropriate changes are evaluated each reporting period.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

(d) *Financial Instruments*

ASC 825, *Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition, including cash, receivables, securities owned, certain other assets and certain other liabilities, approximates their carrying value.

(e) *Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments including money market accounts with original maturities of three months or less at time of purchase. Due to the short-term nature of these instruments the recorded value approximates fair value. Cash segregated for regulatory purposes totaled $3,027 at the beginning and end of the year.

(f) *Income Taxes*

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions including Pennsylvania. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY Mellon, pursuant to a tax sharing agreement between BNY Mellon and the Company.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which generally requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

BNY MELLON SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2020
(In thousands)

In accordance with ASC 740, the Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A tax position that fails to meet the more likely than not recognition threshold will result in a reduction of current or deferred tax assets and/or recording of current or deferred tax liabilities. The Company recognizes accrued interest and penalties, if applicable, related to income taxes as a component of Income tax (benefit) expense on the consolidated statement of operations.

(g) *Restricted Stock*

Certain employees of the Company participate in BNY Mellon's Long-Term Incentive Plan. Under the terms of this incentive plan, the awards paid may be in the form of BNY Mellon Restricted Stock Units. Restricted stock unit awards are issued at fair market value at the date of grant and vest over three or four years from the date of grant. Restricted stock unit awards are amortized over the vesting period and are included in Salaries, incentives, and employee benefits on the consolidated statement of operations; the offsetting credit is recorded as additional paid-in capital.

(h) *Stock Options*

Pursuant to ASC 718, *Compensation-Stock Compensation*, the Company recognizes compensation costs related to stock-based awards with a graded vesting schedule on a straight-line basis over the required service period for the entire award. The offsetting credit is recorded as additional paid-in capital.

(i) *Deferred Compensation*

Certain employees of the Company participate in a long-term incentive cash award plan (LTIP). Under the terms of this incentive plan, the employees receive awards that vest over a three-year period from the date of the grant.

(j) *Accounting Changes and Recent Accounting Developments*

ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments

In June 2016, FASB issued ASU 2016-13, *Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments*. This ASU introduced a new current expected credit losses model, which applies to financial assets subject to credit losses and measured at amortized cost including cash, regulated cash and securities, certain receivables and certain off-balance sheet credit exposures. The standard requires a cumulative effect of initial application to be recognized in retained earnings at the date of initial application.

On January 1, 2020, the Company adopted this new accounting guidance on a modified retrospective basis. The impact to the Company was immaterial. The Company's financial assets consist primarily of cash and cash equivalents as well as receivables. The Company has experienced no losses on such

BNY MELLON SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2020
(In thousands)

assets in the past and does not expect losses in the foreseeable future so no reserves on financial assets were recorded as of and for the year ended December 31, 2020.

(2) Summarized Financial Information of BNYM AM OPS

The consolidated statement of financial condition has been prepared on the basis of U.S. GAAP and differs in certain respects from accounting practices prescribed by the SEC's general instructions for Form X-17A-5. Under the SEC's general instructions, certain subsidiaries may not be consolidated.

The consolidated statement of financial condition as of December 31, 2020 reflects certain reclassification adjustments which are not reflected in the Company's statement of financial condition contained in Part IIA of Form X-17A-5.

(3) Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31, 2020:

Cash at BNY Mellon*	$	10,750
Investments in money market funds		134,000
Total cash and cash equivalents	$	144,750

* An affiliate of the company

(4) Fixed Assets

The Company provides for depreciation of fixed assets based on the estimated useful life of the assets using the straight-line method. Amortization of leasehold improvements is computed over the lesser of the economic useful life of the improvement or the term of the lease.

The major classifications of fixed assets and their estimated useful lives at December 31, 2020 are as follows:

Furniture, fixtures and equipment (5 – 10 years)	$	1,659
Leasehold improvements		5,753
Operating leases		5,223
		12,635
Less accumulated depreciation and amortization		(11,005)
Fixed assets, at cost, less accumulated depreciation and amortization	$	1,630

(5) Deferred Sales Commissions

Certain funds sponsored by the Corporation offer multiple classes of shares. Class A shares are sold with a sales charge imposed at the time of purchase. Class C shares (excluding money market funds) are subject to a contingent deferred sales charge (CDSC) imposed on redemptions made within a specified period. Class C shares are also subject to an annual distribution fee payable to the distributor pursuant to a distribution plan

BNY MELLON SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2020
(In thousands)

adopted in accordance with Rule 12b-1 under the Act (Rule 12b-l Plan). Sales commissions paid to third-party intermediaries by the Company for selling Class C shares are capitalized and amortized to operations on a straight-line basis over 12 months (the investment-aging period). These amortization charges are included in Distribution expenses on the consolidated statement of operations. This amortization period approximates the period of time during which the sales commissions paid by the Company to broker-dealers for selling Class C shares are expected to be recovered from the funds through payments made pursuant to the funds' Rule 12b-l Plan.

The funds' Rule 12b-l Plan is subject to annual review by the funds' respective Boards of Directors.

The following is the change in deferred sales commissions for the year ended December 31, 2020:

Balance at beginning of year	$ 349
C Share deferred sales commissions	715
Amortization expense	(625)
Redemption write-offs	(95)
Balance at end of year	$ 344

(6) Financial Instruments

Assets measured at fair value on a recurring basis as of December 31, 2020 are as follows:

	Level 1	Level 2	Level 3	Total
Cash equivalents — money market funds	$ 134,000	$ —	$ —	$ 134,000
Equity instruments	246	—	—	246
Other investments	468	—	—	468
Total assets	$ 134,714	$ —	$ —	$ 134,714

Other investments represent investments made in BNY Mellon funds to act as a hedge against the liability for deferred cash awards granted during the year. There were no liabilities measured at fair value during the year.

(7) Employees' Benefit Plans and Share-Based Compensation Payments

BNY Mellon has defined-benefit and defined-contribution retirement plans covering substantially all full-time and eligible part-time employees of the Company. Employee contributions through payroll deductions into The Bank of New York Mellon Corporation 401(k) Savings Plan are matched by BNY Mellon's contribution, at the rate of $1.00 on the dollar, up to 4% of the employee's eligible pay and $0.50 on the dollar on the next 2% of the employee's eligible pay.

BNY MELLON SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2020
(In thousands)

Restricted stock units of BNY Mellon are issued to the Company's employees in connection with BNY Mellon's Long-term Incentive Plan. BNY Mellon grants employees of the Company restricted share awards, which provide the right to receive common shares of BNY Mellon at specified future dates.

The Company's Long-Term Incentive Plans provided for the issuance of BNY Mellon stock options at the then fair market value at the date of grant to officers and employees of the Company. Generally, each option granted was exercisable between one and ten years from the date of grant.

(8) Leases

The Company has an operating lease for a corporate office, which includes an option to extend or terminate the lease.

At December 31, 2020, the ROU asset and lease liability were $1,465 and $1,091, respectively. The ROU asset is included in Fixed assets on the accompanying consolidated statement of financial condition, while the lease liability is included in Accounts payable and accrued expenses.

The remaining lease term was 0.75 years, and the incremental borrowing rate used for the lease was 2.95%.

The following table presents the maturities of operating lease liabilities on operating leases:

Lease payments for the year ended Dec. 31, 2021	$ 1,103
Less: Imputed interest	12
Total	$ 1,091

Subsequently, on February 9, 2021, the Company executed a lease amendment, which extended the lease through February 28, 2027.

(9) Related-Party Transactions

(a) Included in Receivables from related investment companies on the consolidated statement of financial condition is $12,199 of distribution fee revenue receivable at December 31, 2020.

(b) As of December 31, 2020, amounts receivable from affiliates and payable to affiliates are $15,139 and $13,490 respectively, and are reflected in Receivables from affiliates and Due to affiliates on the Company's consolidated statement of financial condition.

(10) Federal, State and Local Income Taxes

Deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred income taxes, net, as shown on the Company's consolidated statement of financial condition, are $2,142 and include a gross deferred tax asset of $2,369 and a gross deferred tax liability of $227 at December 31, 2020. The deferred tax asset is primarily attributable to stock compensation. The Company has not recorded a valuation allowance because management believes it is more likely than not that the Company's deferred tax assets will be realized.

BNY MELLON SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2020
(In thousands)

As of December 31, 2020, the Company has gross unrecognized tax benefits of $10,174. Of that balance at December 31, 2020, $3,244 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

The Company recognized no interest in 2020 and had a $100 balance of accrued interest at December 31, 2020.

The Company does not expect a change in the total amount of unrecognized tax benefits over the next 12 months to have a material impact on the Company's financial statements.

Federal taxes payable of $1,565 are included in Due to affiliates, and state and local taxes receivable of $290 are included in Receivables from affiliates on the Company's consolidated statement of financial condition.

BNY Mellon's federal consolidated income tax returns are closed to examination through 2016. The New York State and New York City income tax returns are closed to examination through 2012.

(11) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodity Exchange Act of 1936, the Company is required to maintain minimum net capital, as defined under the alternative method as equal to the greater of $250 or 2% of the aggregate debit balances arising from customer transactions.

The Company acts as an introducing broker-dealer, clearing trades on a fully disclosed basis and does not carry customer or broker-dealer accounts. Net capital may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $96,984, which was $96,734 in excess of the required net capital. The Company had $3,027 in cash segregated for the exclusive benefit of customers as of December 31, 2020.

The net capital rules may effectively restrict the payment of cash distributions and the withdrawal of equity capital.

(12) Litigation

In the ordinary course of business, the Company may be a defendant or co-defendant in legal actions. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and regulatory matters when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. Possible losses may exceed any amounts accrued. The Company will continue to monitor such matters for developments that will affect the amount of the reserves, if any, and will adjust reserves as appropriate.

(13) Impact of COVID-19 (Coronavirus) Pandemic

The COVID-19 pandemic had a significant effect on the global macroeconomic environment. Market volatility associated with the performance of global equity and fixed-income markets and lower interest rates had, and may continue to have, impacts on the Company's business. In addition, a prolonged economic downturn may result in asset write-downs and impairments.

BNY MELLON SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2020
(In thousands)

Since March 2020, the vast majority of the Company's employees have worked from home. To date, they have been fully operational with minimal disruption. However, continued reliance on work-from-home arrangements may result in increased operational risks.

The extent to which the COVID-19 pandemic impacts the Company's business, financial condition, liquidity, and net capital will depend on future developments, which are highly uncertain, including: the scope and duration of the pandemic, timing and availability of effective medical treatments and vaccines, the effectiveness of work-from-home arrangements, and actions taken by governmental authorities and other third parties in response to the pandemic, as well as the direct and indirect impact on the Company, its clients and customers, and third parties.

(14) Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the financial statements and through February 25, 2021, which is the issue date of the consolidated statement of financial condition, and determined that there were no material events or transactions that would require recognition or disclosure in the consolidated statement of financial condition.